MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

October 5, 2018

Mr. Frank Buda

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MainStay VP Funds Trust (“Registrant”) (File Nos. 002-86082 and 811-03833-01) Acceleration Request for
Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement/Proxy Statement on Form N-14
(the “Amendment”)

Dear Mr. Buda:

As requested, pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant and NYLIFE Distributors LLC (“Distributor”), as principal underwriter of the Registrant’s shares, hereby respectfully request that the effective date of the Amendment be accelerated so that it will become effective immediately, or as soon as practicable thereafter.  The Registrant and the Distributor are aware of their obligations under the Act.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary

NYLIFE Distributors LLC

/s/ Brian Wickwire

Brian Wickwire

Chief Operating Officer